Mail Stop 4561

September 21, 2006

James A. White
Chief Financial Officer
BankAtlantic Bancorp, Inc.
2100 West Cypress Creek Road
Fort Lauderdale, FL 33309

   Re: **BankAtlantic Bancorp, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed March 16, 2006
      File No. 001-13133

Dear Mr. White:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        John P. Nolan
        Accounting Branch Chief